UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F    ☐

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the U.S. Securities and Exchange Commission on July 6, 2016 (File No. 333-212415) and March 29, 2024 (File No. 333-278366), to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release, dated April 29, 2026: Costamare Inc. Reports Results for the First Quarter March 31, 2026
99.2	Financial Report for the First Quarter Ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer